Valtech SE

46 Colebrooke Row

London, N1 8AF, England, United Kingdom

December 27, 2019
Re:	Valtech SE Withdrawal of Registration Statement on Form F-1 File No. 333-227512

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Filing Desk

VIA EDGAR

Ladies and Gentlemen:

On September 24, 2018, Valtech SE, a European public limited liability company registered in England (the “Company”), filed Registration Statement No. 333-227512 on Form F-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Byron B. Rooney of Davis Polk & Wardwell LLP, at (212) 450-4658.

Sincerely,

VALTECH SE

By:	/s/ Sebastian Lombardo
	Name:	Sebastian Lombardo
	Title:	Chief Executive Officer

cc:	Byron B. Rooney, Davis Polk & Wardwell LLP